Annual Notice Dated May 1, 2026

ADVISOR’S EDGE® VARIABLE ANNUITY
Issued through
Transamerica Financial Life Insurance Company

TFLIC Separate Account C
This Annual Disclosure Notice (“Notice”) provides certain updated information about Your Advisor’s Edge® Variable Annuity, a flexible premium multi-funded variable annuity contract (“Contract”), which is no longer available for purchase.

Transamerica Financial Life Insurance Company (“Transamerica”) is providing this Notice in lieu of an updated prospectus for the Contract in reliance on the Securities and Exchange Commission’s position on modernized alternative disclosures for discontinued variable annuity offerings. Updated audited financial statements for Transamerica Financial Life Insurance Company and for TFLIC Separate Account C (“Separate Account”) are available, free of charge, at https://dfinview.com/Transamerica/TAHD/89355N699?site=VAVUL. In addition, current summary prospectuses, statutory prospectuses, statements of additional information, and the most recent shareholder reports for the funds available under the Contract (“Funds”) are available, free of charge, at the same website address as above. To request a free paper or e-mail copy of any of these materials, please call (800) 525-6205, Monday through Thursday 8 - 6:30, or Friday 8 - 5:30 ET.

Your Contract prospectus dated May 1, 2002, as supplemented, is incorporated herein by reference and contains more information about the Contract’s features, benefits, and risks.

Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

SPECIAL TERMS
Administrative Office and Service Center - Transamerica Financial Life Insurance Company, Attention: Customer Care Group, 6400 C Street SW, Cedar Rapids, IA 52499, (800) 525-6205.
Annuitant – The person on whose life any annuity payments involving life contingencies will be based.
Annuity Date - The date on which the annuitization phase of the Contract begins.
Annuity Payment Option - A method of receiving a stream of annuity payments selected by the Owner.
Contract - The flexible-premium multi-funded variable annuity Contract described in this Prospectus, participation in which may be evidenced by a certificate issued to the Contract Owner.
Contract Year - A 12-month period starting on the Contract effective date and ending with the day before the Contract anniversary, and each 12-month period thereafter.
Owner (You, Your) — The person who may exercise all rights and privileges under the Contract. The Owner during the lifetime of the Annuitant and before the annuity commencement date is the person designated as the Owner in the information that we require to issue a Contract.
Portfolio - The investment Portfolio underlying each Variable Subaccount in which we will invest any amount the Owner allocates to that variable Subaccount.
Purchase Payment – An amount paid to TFLIC by the Owner or on the Owner’s behalf as consideration for the benefits provided by the Contract.
Separate Account – TFLIC Separate Account C, a Separate Account established and registered as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”), to which Purchase Payments under the policies may be allocated.
Subaccount - A subdivision within the Separate Account, the assets of which are invested in a specified underlying fund Portfolio.

SUMMARY OF CONTRACT FEATURES THAT HAVE CHANGED
The information in this Notice is a summary of certain Contract features that have changed since the last current Prospectus. This may not reflect all the changes that have occurred since You entered into Your Contract.
  For changes in the names of certain Portfolios and/or Advisers/Subadvisers please refer to the Appendix – Investment Options Available Under the Contract.
  For updated Portfolio expense information please refer to Important Information You Should Consider About This Contract and the Appendix – Investment Options Available Under the Contract
  For updated Portfolio performance information please refer to the Appendix – Investment Options Available Under the Contract.
  Effective June 14, 2010, medallion signature guarantees were required for certain contract transactions, including specified surrender and disbursement requests, in order to enhance fraud-prevention controls.
  Effective May 1, 2013, disclosure was provided regarding the treatment of abandoned or unclaimed property under applicable state laws and related regulatory and legal matters.

important INFORMATION you should consider about the Contract

Your Contract prospectus dated May 1, 2002, as supplemented, contains more information about the Contract’s features, benefits, and risks in addition to what is listed below.

	FEES AND EXPENSES			Location in Prospectus
Are There Charges for Early Withdrawal?
No. The Contract does not impose any surrender charges on withdrawals, regardless of when they occur. You can withdraw all or part of Your money at any time during the Accumulation Phase without paying a surrender charge. However, withdrawals may be subject to income tax and a 10% federal tax penalty if taken before age 59½.
Summary – Expenses Access to Your Money
Are There Transaction Charges?
Yes. While there are no surrender charges or Contract adjustments, the Contract imposes other transaction-related charges:

Exchange Fee – Transamerica does not currently charge a fee for transfers among the Subaccounts, although it reserves the right to charge a $15 fee for each transfer in excess of 12 per Contract Year.
Annual Contract Maintenance Fee – A charge of $30 per year, deducted proportionately from each Subaccount.
Fee Table Expenses
Are There Ongoing Fees and Expenses? (annual charges)
Yes. The table below describes the fees and expenses that You may pay each year, depending on the options You choose. Please refer to Your Contract specifications page for information about the specific fees You will pay each year based on the options You have elected.
Fee Table
	Annual Fee	Minimum	Maximum
	Base Contract[1]	0.65%
	Portfolio Company (fund fees and expenses)[2],3	0.12%	1.56%
1As a percentage of assets in the Separate Account.
2As a percentage of each Portfolio’s average net assets.
[3]See below Appendix: Investment Options Available Under the Contract for more information.
Because Your Contract is customizable, the choices You make affect how much You will pay. To help You understand the cost of owning Your Contract, the following table shows the lowest and highest cost You could pay each year based on current charges. This estimate assumes that You do not take withdrawals from the Contract, which could add surrender charges and negative Contract Adjustments that substantially increase costs.

	Lowest Annual Cost $686	Highest Annual Cost $3,311
	Assumes:	Assumes:
Investment of $100,000 5% annual appreciation Least expensive Portfolio Company fees and expenses No optional benefits No sales charges No additional Purchase Payments, transfers, or withdrawals
  Investment of $100,000
  5% annual appreciation
  Most expensive combination of optional benefits and Portfolio Company fees and expenses
  No sales charges
  No additional Purchase Payments, transfers, or withdrawals

	RISKS			Location in Prospectus
Is There a Risk of Loss From Poor Performance?
Yes. You can lose money by investing in the Contract, including the potential loss of principal. The value of Your Contract depends on the investment performance of the underlying Portfolios You select, and investment results are not guaranteed. You bear all investment risk (including the possible loss of principal), and investment results are not guaranteed.
Summary – The Annuity Contract Summary - Performance
Is This a Short-Term Investment?
No. This Contract is designed for long-term investment purposes, such as retirement savings, and is not appropriate for an investor who needs ready access to cash. The Contract is intended to provide tax-deferred growth and annuity income options over time.
Summary – The Annuity Contract
What are the Risks Associated with Investment Options?
An investment in this Contract is subject to the risk of poor investment performance and can vary depending on the performance of the Investment Options You select. Each Investment Option has its own unique risks. You should review the available Investment Options carefully before making an investment decision.
  The Contract offers variable investment options through Subaccounts that invest in underlying mutual fund Portfolios. The value of Your Contract will fluctuate based on the performance of these Portfolios.
Summary – Investment Options Performance
What are the Risks Related to the Insurance Company?
An investment in this Contract is subject to risks related to Transamerica. Any obligations under the Contract—including guarantees and benefits—are subject to the claims-paying ability of Transamerica.

Additional information about Transamerica Financial Life Insurance Company (formerly AUSA Life Insurance Company, Inc.), including its financial condition, is available by visiting transamerica.com or by calling toll-free (800) 525-6205.
Other Information - AUSA Life Insurance Company, Inc.
	RESTRICTIONS			Location in Prospectus
Are There Restrictions on the Investment Options?
Yes. There are certain restrictions and rights reserved by Transamerica under this Contract:
Investment Restrictions
  You may allocate Purchase Payments among the available Subaccounts, subject to a minimum allocation of $250 per Subaccount (except for payroll deduction programs).
  The minimum transfer amount is $250, and You must maintain at least $250 in each Subaccount.
Transfer Limitations
  You may make unlimited transfers among Subaccounts, but Transamerica reserves the right to charge a $15 fee for each transfer in excess of 12 per Contract Year.
  Transfers are processed the next Business Day if received after the NYSE closes.
Reservation of Rights
  Transamerica may add, remove, or substitute Portfolios available under the Contract.
  Transamerica may reject any Purchase Payment or exchange request if it determines the transaction would negatively impact a Portfolio (e.g., market timing).
  Transamerica may discontinue exchange privileges, modify procedures, or limit the number of exchanges.
  Transamerica may stop accepting additional Purchase Payments at its discretion.
Investment Options Other Information
Are There any Restrictions on Contract Benefits?
Yes. The Contract includes certain limitations and conditions on benefits:
Death Benefit:
  Payable only if the Annuitant dies during the Accumulation Phase.
  The Death Benefit equals the greater of the current Accumulated Value or the Adjusted Death Benefit, as defined in the Contract.
  After the Annuitant reaches age 75, the Adjusted Death Benefit no longer steps up except for additional Purchase Payments and withdrawals.
Annuity Payment Options:
  Once annuity payments begin, You cannot change the Annuity Payment Option or cancel it.
  The latest Annuity Date Transamerica will accept without prior approval is the first day of the month after the Annuitant’s 85th birthday.
Impact of Withdrawals:
  Withdrawals reduce the Accumulated Value and will proportionally reduce the Death Benefit.
  There are no provisions stating that withdrawals reduce benefits by more than the amount withdrawn, and no withdrawals terminate benefits beyond reducing value.
Death Benefit Annuity Payments
	TAXES			Location in Prospectus
What Are the Contract’s Tax Implications?
You should consult with a tax professional to determine the tax implications of investing in this Contract and receiving Purchase Payments or withdrawals.
  Tax-Qualified Plans: If You purchase this Contract through a tax-qualified plan or IRA, there is no additional tax benefit beyond what the plan or IRA already provides.
  Withdrawals: Withdrawals and other distributions are generally subject to ordinary income tax and may be subject to a 10% federal tax penalty if taken before age 59½.
  Tax Deferral: Earnings under the Contract grow tax-deferred until withdrawn.
Taxes
	CONFLICT OF INTEREST			Location in Prospectus
How Are Investment Professionals Compensated?
Some investment professionals may receive compensation for selling this Contract. Compensation is typically paid in the form of commissions and may also include other payments from affiliates or third parties, such as marketing allowances or revenue-sharing arrangements. These investment professionals may have a financial incentive to recommend this Contract over other investment products, which could influence their advice.

Our current affiliate, Transamerica Capital, LLC (“TCL”) (formerly AFSG Securities Corporation (AFSG)) is the principal underwriter and may share the revenue we earn on this Contract with Your investment professional’s firm.
Distribution of the Contracts in the Statement of Additional Information
Should I Exchange My Contract?
You should only exchange Your Contract if, after comparing the features, fees, and risks of both Contracts—and considering any surrender charges, tax implications, or other penalties for terminating Your existing Contract—You determine that the new Contract is more beneficial for Your situation.

Some investment professionals may have a financial incentive to recommend that You exchange Your existing Contract for a new one.
Distribution of the Contracts in the Statement of Additional Information

APPENDIX

INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT
The following is a list of current Portfolio Companies available under the Contract, which are subject to change as discussed in this prospectus. Depending on the optional benefits You choose, You may not be able to invest in certain Portfolio Companies.
Certain Subaccounts may not be available in all states, at all times, or through all financial intermediaries. We may discontinue offering any Subaccount at any time. In some cases, a Subaccount not available through a financial intermediary may be obtained by contacting us directly. For more information on the options available for electing a Subaccount, please contact Your financial intermediary or our Administrative Office.
More information about the Portfolio Companies is available in the prospectuses for the Portfolio Companies, which may be amended from time to time and can be found online at https://dfinview.com/Transamerica/TAHD/89355N699?site=VAVUL.
You can also request this information at no cost by calling our Administrative Office at (800) 525-6205.
The current expenses and performance below reflect fees and expenses of the Portfolio Companies, but do not reflect the other fees and expenses that Your Contract may charge. Expenses would be higher, and performance would be lower if these other charges were included. Each Portfolio Company’s past performance is not necessarily an indication of future performance.

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
Long-term growth of capital.	AB Large Cap Growth Portfolio - Class B Advised by: AllianceBernstein L.P.	0.90%	12.85%	11.76%	15.88%
Long-term growth of capital.	AB Sustainable Global Thematic Portfolio - Class B Advised by: AllianceBernstein L.P.	1.26%	6.02%	3.02%	9.80%
Seeks long-term capital appreciation.	BNY Mellon Sustainable U.S. Equity Portfolio, Inc. - Service Advised by: BNY Mellon Investment Adviser, Inc.	0.91%	15.67%	11.65%	13.27%
Seeks long-term capital growth consistent with the preservation of capital.	BNY Mellon VIF Appreciation Portfolio - Service Advised by: BNY Mellon Investment Adviser, Inc.; Sub-Advised by: Fayez Sarofim & Co., LLC	1.10%	9.78%	9.08%	12.63%
Seeks long-term capital appreciation.	Columbia Variable Portfolio - Acorn Fund(3) Advised by: Columbia Wanger Asset Management, LLC	0.96%	4.47%	1.02%	4.31%
Seeks long-term capital appreciation.	Columbia Variable Portfolio - Acorn International Fund(4) Advised by: Columbia Wanger Asset Management, LLC	1.12%	12.76%	-1.00%	0.43%
Seeks to provide shareholders with growth of capital.	Columbia Variable Portfolio - Select Mid Cap Growth Fund - Class 2 Advised by: Columbia Management Investment Advisers, LLC	1.15%	14.68%	7.26%	12.17%
Seeks to provide shareholders with long-term capital appreciation.	Columbia Variable Portfolio - Seligman Global Technology Fund - Class 2 Advised by: Columbia Management Investment Advisers, LLC	1.40%	34.37%	18.42%	11.48%
To provide a market rate of return for a fixed income portfolio with low relative volatility of returns.	Dimensional VA Global Bond Portfolio - Institutional Advised by: Dimensional Fund Advisors LP; Sub-Advised by: Dimensional Fund Advisors Ltd.	0.21%	4.35%	1.38%	1.81%
To achieve long-term capital appreciation.	Dimensional VA International Small Portfolio - Institutional Advised by: Dimensional Fund Advisors LP; Sub-Advised by: Dimensional Fund Advisors Ltd.	0.39%	36.99%	8.89%	8.68%
To achieve long-term capital appreciation.	Dimensional VA International Value Portfolio - Institutional Advised by: Dimensional Fund Advisors LP; Sub-Advised by: Dimensional Fund Advisors Ltd.	0.27%	45.64%	15.85%	10.46%
To achieve a stable real return in excess of the rate of inflation with a minimum of risk.	Dimensional VA Short-Term Fixed Portfolio - Institutional Advised by: Dimensional Fund Advisors LP; Sub-Advised by: Dimensional Fund Advisors Ltd.	0.12%	4.33%	2.65%	1.97%
To achieve long-term capital appreciation.	Dimensional VA U.S. Large Value Portfolio - Institutional Advised by: Dimensional Fund Advisors LP; Sub-Advised by: Dimensional Fund Advisors Ltd.	0.21%	15.83%	11.97%	10.51%
To achieve long-term capital appreciation.	Dimensional VA U.S. Targeted Value Portfolio - Institutional Advised by: Dimensional Fund Advisors LP; Sub-Advised by: Dimensional Fund Advisors Ltd.	0.29%	8.95%	13.60%	11.00%
Seeks current income.	Federated Hermes Fund for U.S. Government Securities II Advised by: Federated Equity Management Company	1.02%	6.80%	-0.84%	1.06%
Seeks to maintain a stable net asset value (NAV) of $1.00 per Share. The Fund’s investment objective is to provide current income consistent with stability of principal and liquidity.	Federated Hermes Government Money Fund II - Service Advised by: Federated Equity Management Company	0.72%	3.73%	2.80%	1.73%
Seeks high current income.	Federated Hermes High Income Bond Fund II - Primary Advised by: Federated Equity Management Company	0.90%	8.23%	3.70%	5.59%
Seeks to achieve high current income and moderate capital appreciation.	Federated Hermes Managed Volatility Fund II - Primary Advised by: Federated Equity Management Company of Pennsylvania and Federated Investment Management Company	1.12%	7.03%	6.56%	6.85%
Seeks long-term capital appreciation.	Fidelity® VIP Contrafund® Portfolio - Initial Advised by: Fidelity Management & Research Company LLC	0.54%	21.52%	15.37%	15.78%
Seeks long-term growth of capital.	Fidelity® VIP Mid Cap Portfolio - Initial Advised by: Fidelity Management & Research Company LLC	0.55%	11.75%	10.10%	10.59%
Seeks capital appreciation.	Fidelity® VIP Value Strategies Portfolio - Initial Advised by: Fidelity Management & Research Company LLC	0.59%	7.99%	12.14%	10.82%
To seek to provide high total return through a combination of current income and capital appreciation.	Transamerica Aegon Bond VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Management, LLC	0.53%	7.13%	-0.34%	2.08%
To seek total return gained from the combination of dividend yield, growth of dividends and capital appreciation.	Transamerica Aegon Sustainable Equity Income VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Management UK plc	0.72%	11.26%	8.39%	7.35%
To seek to maximize total return.	Transamerica BlackRock Real Estate Securities VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.86%	9.51%	2.64%	3.65%
To seek to balance capital appreciation and income.	Transamerica Goldman Sachs Managed Risk - Balanced ETF VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Goldman Sachs Asset Management, L.P.	0.38%	11.17%	5.38%	5.93%
To seek capital appreciation as a primary objective and income as a secondary objective.	Transamerica Goldman Sachs Managed Risk - Growth ETF VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Goldman Sachs Asset Management, L.P.	0.41%	12.49%	8.10%	7.92%
To seek long-term capital appreciation.	Transamerica International Focus VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Sands Capital Management, LLC	0.83%	6.47%	0.99%	5.45%
To seek long-term capital appreciation.	Transamerica Janus Mid-Cap Growth VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Janus Henderson Investors US LLC	0.84%	8.11%	7.17%	11.14%
To seek current income and preservation of capital.	Transamerica JPMorgan Asset Allocation - Conservative VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	0.71%	10.63%	2.33%	4.91%
To seek capital appreciation with current income as a secondary objective.	Transamerica JPMorgan Asset Allocation - Moderate Growth VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	0.77%	13.13%	5.83%	8.08%
To seek capital appreciation and current income.	Transamerica JPMorgan Asset Allocation - Moderate VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	0.72%	11.89%	3.86%	6.33%
To seek long-term capital appreciation.	Transamerica JPMorgan Diversified Equity Allocation VP - Initial Advised by: Transamerica JPMorgan Diversified Equity Allocation VP; Sub-Advised by: J.P. Morgan Investment Management, Inc.	0.80%	19.45%	9.16%	11.18%
To seek to earn a total return modestly in excess of the total return performance of the S&P 500® Index while maintaining a volatility of return similar to the S&P 500® Index.	Transamerica JPMorgan Enhanced Index VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: J.P. Morgan Investment Management, Inc.	0.61%	16.21%	14.39%	14.61%
To seek to provide a high total investment return through investments in a broadly diversified portfolio of stocks, bonds and money market instruments.	Transamerica Multi-Managed Balanced VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Aegon USA Investment Mangement, Inc.	0.64%	13.06%	8.62%	9.73%
To seek to provide investment results that, before expenses, correspond generally to the price and yield performance of the S&P 500® Index.	Transamerica S&P 500 Index VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: SSGA Funds Management, Inc.	0.13%	17.65%	14.24%	13.57%
To seek long-term growth of capital by investing primarily in common stocks of small growth companies.	Transamerica T. Rowe Price Small Cap VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: T. Rowe Price Associates, Inc.	0.83%	10.27%	5.43%	10.46%
To seek maximum long-term total return, consistent with reasonable risk to principal, by investing in a diversified portfolio of common stocks of primarily non-U.S. issuers.	Transamerica TSW International Equity VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Thompson, Siegel & Walmsley LLC	0.86%	31.86%	8.85%	7.54%
Seeks to maximize long-term growth	Transamerica WMC US Growth VP - Service Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Wellington Management Company LLP	0.89%	17.47%	12.05%	16.13%
To provide an above-average level of current income and reasonable long-term capital appreciation.	Vanguard® VIF Equity Income Portfolio Advised by: Wellington Management Company LLP; Sub-Advised by: The Vanguard Group, Inc.	0.29%	16.80%	12.59%	11.52%
To provide a high level of current income.	Vanguard® VIF High Yield Bond Portfolio Advised by: Wellington Management Company LLP; Sub-Advised by: The Vanguard Group, Inc.	0.24%	9.18%	4.05%	5.62%
To provide long-term capital appreciation.	Vanguard® VIF International Portfolio Advised by: Baillie Gifford Overseas Ltd.; Sub-Advised by: Schroder Investment Management North America Inc.	0.32%	19.97%	0.62%	10.48%
To provide current income while maintaining liquidity and a stable share price of $1.	Vanguard® VIF Money Market Portfolio(2) Advised by: The Vanguard Group, Inc.	0.15%	4.18%	3.17%	2.20%
To provide a high level of income and moderate long-term capital appreciation by tracking the performance of a benchmark index of publicly traded equity REITs and other real estate-related investments.	Vanguard® VIF Real Estate Index Portfolio Advised by: The Vanguard Group, Inc.	0.26%	3.11%	4.51%	5.08%
Seeks to provide long-term capital appreciation.	Vanguard® VIF Small Company Growth Portfolio Advised by: ArrowMark Colorado Holdings, LLC; Sub-Advised by: The Vanguard Group, Inc.	0.29%	6.11%	3.81%	9.61%
(1) Some Subaccounts may be available for certain policies and may not be available for all policies. You should work with Your registered representative to decide which Subaccount(s) may be appropriate for You based on a thorough analysis of Your particular insurance needs, financial objective, investment goals, time horizons, and risk tolerance.
(2) There can be no assurance that any money market Portfolio offered under this Contract will be able to maintain a stable net asset value per share during extended periods of low interest rates, and partly as a result of Contract charges, the yield on the money market Subaccount may become extremely low and possibly negative.
(3) Effective on or about June 2, 2025, Wanger Acorn Fund will be renamed Columbia Variable Portfolio - Acorn Fund.
(4) Effective on or about June 2, 2025, Wanger International Fund will be renamed Columbia Variable Portfolio - Acorn International Fund.

NOTE: All underlying fund Portfolios in the Transamerica Series Trust are advised by Transamerica Asset Management. The entities listed are the sub-advisers unless otherwise indicated.

CLOSED INVESTMENT OPTIONS:

The following Subaccount is only available to Owners that held an investment in this Subaccount on July 1, 2002. However, if any such Owner surrenders all his or her money from this Subaccount after July 1, 2002, that Owner may not reinvest in this Subaccount.

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
To seek to maximize total return.	Transamerica Small/Mid Cap Value VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Systematic Financial Management, L.P.	0.81%	9.81%	9.56%	9.81%

Effective December 12, 2011, the following Subaccount was closed to new investments:

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
Seeks long-term capital growth by investing primarily in equity securities of companies located in emerging market countries.	NVIT Fidelity Institutional AM® Emerging Markets Fund - Class D Advised by: Nationwide Fund Advisers; Sub-Advised by: FIAM LLC	1.56%	35.77%	0.70%	5.98%

Effective June 1, 2021, the following Subaccount was closed to new investments:

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
Seeks long-term capital appreciation.	Columbia Variable Portfolio - Small Company Growth Fund - Class 1 Advised by: Columbia Management Investment Advisers, LLC	0.92%	21.69%	3.59%	14.66%

Please retain this Notice for future reference. The last prospectus and statement of additional information for the Contract dated May 1, 2002, as supplemented, contains more information about the Contract. You may contact us for additional information free of charge at (800) 525-6205 or write us at:

Transamerica Financial Life Insurance Company
6400 C Street SW
Cedar Rapids, IA 52499
Reports and other information about the Separate Account are available on the SEC’s website at sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

EDGAR File No. 333-65149
EDGAR Contract Identifier No. is #C000018408